FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2010

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 9, 2010;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2010; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2010.

November 9, 2010

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2010

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Company”) today reported its consolidated financial results for the third quarter of 2010. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Third quarter 2010 highlights

➢	Quebecor third quarter revenues: $969.9 million in 2010, up $45.4 million (4.9%) from the third quarter of 2009.

➢	Operating income[1]: $329.9 million, up $28.9 million (9.6%) from the third quarter of 2009.

➢	Net income: $82.8 million ($1.28 per basic share) compared with $69.4 million ($1.08 per basic share) in the same period of 2009, an increase of $13.4 million ($0.20 per basic share) or 19.3%.

➢

Adjusted income from continuing operations[2]: $59.7 million ($0.93 per basic share), compared with $52.9 million ($0.82 per basic share) in the same period of 2009, an increase of $6.8 million ($0.11 per basic share) or 12.9%.

➢

Telecommunications segment: operating income up $24.9 million (10.6%). Net customer base change in quarter ended September 30, 2010: +32,800 for cable telephone service, +32,100 for cable Internet access, +20,500 for cable television (counting 40,300-customer increase for Digital TV), +8,400 subscriber connections on mobile telephone service.

➢

Videotron Ltd. (“Videotron”) successfully launches advanced mobile services network (“3G+ network”) on September 9, 2010. As of September 30, 2010, three weeks after the launch, there are 21,900 subscriber connections on the new network, including 11,000 migrations from the mobile virtual network operator (“MVNO”) service.

➢

Restructuring measures in the News Media segment generate additional savings estimated at $29.0 million during the first nine months of 2010 compared with the same period of the previous year, for total annualized savings of $95.0 million since the program began.

“Despite costs incurred in the third quarter of 2010 to launch new products and new initiatives, Quebecor logged an excellent performance and posted increases in revenues, operating income and net income,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “In the Telecommunications segment, revenues and operating income were both up significantly. Videotron recorded considerable customer additions for all its services, despite aggressive competition in the marketplace.

“A landmark event in the history of Quebecor Media occurred during the third quarter: on September 9, 2010, Videotron launched its new 3G+ network, a major development that will shape the future of the Company and its subsidiaries. Four years after our first notice of intent, and after spending more than $1.0 billion and creating nearly 1,000 jobs, Quebecor Media has kept its promise and built a reliable, effective 3G+ network. This network will provide consumers and businesses with solutions to their telecom needs under one roof. After only three weeks, we had 21,900 subscriber activations on the network, an indication of consumer receptiveness to our offering and of the demand for more competition in the mobile market.

“In conjunction with the 3G+ network launch, Videotron also introduced illico mobile, a service that lets customers use their mobile telephones to access television programs and series from 28 channels, music from 45 Galaxie channels, and the illico mobile store, which carries a varied catalogue of nearly 30,000 digital titles. Quebecor Media intends to use its 3G+ network as the cornerstone of a corporate business strategy geared toward harnessing all of the Company’s creative resources and providing consumers with access to the technology, services and information they want, anytime, anywhere.

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

“In the News Media segment, the urban dailies increased their advertising revenues by 2.4% to post advertising growth for the second straight quarter. The Company pushed ahead with its capital expenditures plan in the News Media segment in order to increase its revenue streams. Among other things, the QMI Agency continued its development by setting up two newsrooms in Montréal and Toronto, creating multiplatform teams for event coverage, and centralizing photo coverage across Canada. Since July 1, 2010, the QMI Agency has been the only supplier of general Canadian news content to our media properties, following the termination of Quebecor Media’s relationship with The Canadian Press. Meanwhile, two new community newspapers were launched during the third quarter, L’Écho de Saint-Eustache and Le Point du Lac-Saint-Jean. The QMI National Sales Office also reached national multiplatform advertising agreements with new clients and the Quebecor Media Network continued development of its own distribution network, expanding its territory to four new regions of Québec.

“In short, Quebecor continued developing growth niches in all its lines of business during the third quarter and will continue doing so in the future in order to set itself apart from the competition and increase the Company’s value.”

Table 1

Quebecor third quarter financial highlights, 2006-2010

(in millions of Canadian dollars, except per share data)

	2010	2009	2008	2007	2006
Revenues	$969.9	$924.5	$915.0	$840.4	$722.6
Operating income[1]	329.9	301.0	277.4	256.9	191.9
Income from continuing operations	82.8	67.8	45.7	80.5	27.2
Net income	82.8	69.4	45.7	(35.0)	33.6
Adjusted income from continuing operations[2]	59.7	52.9	42.5	42.3	25.4
Per basic share:
Income from continuing operations	1.28	1.06	0.71	1.25	0.42
Net income	1.28	1.08	0.71	(0.54)	0.52
Adjusted income from continuing operations[2]	0.93	0.82	0.66	0.66	0.40

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

Analysis of third quarter 2010 results

➢	Revenues: $969.9 million, an increase of $45.4 million (4.9%).

•

Revenues increased in Telecommunications (by $48.3 million or 9.6% of segment revenues) mainly because of customer growth for all services, in Broadcasting ($5.1 million or 5.7%), and in Interactive Technologies and Communications ($1.2 million or 5.7%).

•	Revenues decreased in News Media (by $4.5 million or -1.8%) mainly because of lower circulation revenues, and in Leisure and Entertainment ($2.4 million or -3.0%).

➢	Operating income: $329.9 million, an increase of $28.9 million (9.6%).

•

Operating income increased in Telecommunications (by $24.9 million or 10.6% of segment operating income), Broadcasting ($3.0 million or 29.1%), Leisure and Entertainment ($0.3 million or 2.5%), and in Interactive Technologies and Communications ($0.2 million or 20.0%).

•	Operating income decreased in News Media (by $4.3 million or -9.6%).

➢

Net income: $82.8 million ($1.28 per basic share) in the third quarter of 2010, compared with $69.4 million ($1.08 per basic share) in the same period of 2009, an increase of $13.4 million ($0.20 per basic share) or 19.3%.

•	The increase was mainly due to:

•	$47.9 million favourable variance in gain on valuation and translation of financial instruments;

•	$28.9 million increase in operating income.

Partially offset by:

•	$20.7 million increase in income tax expense;

•	$18.7 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$11.7 million increase in amortization charge.

➢

Adjusted income from continuing operations: $59.7 million in the third quarter of 2010 ($0.93 per basic share), compared with $52.9 million ($0.82 per basic share) in the same period of 2009, an increase of $6.8 million ($0.11 per basic share) or 12.9%.

2010/2009 year-to-date comparison

➢	Revenues: $2.91 billion, an increase of $137.8 million (5.0%).

•

Revenues increased in Telecommunications (by $154.8 million or 10.5% of segment revenues) mainly because of customer growth for all services, in Broadcasting ($4.3 million or 1.4%), and in Interactive Technologies and Communications ($2.6 million or 3.9%).

•

Revenues decreased in News Media (by $13.4 million or -1.7%), mainly because of lower advertising revenues at the community newspapers and directories, as well as lower circulation revenues, and in Leisure and Entertainment ($7.4 million or -3.5%).

➢	Operating income: $972.6 million, an increase of $83.5 million (9.4%).

•

Operating income increased in Telecommunications (by $84.3 million or 12.2% of segment operating income), News Media ($10.0 million or 7.7%), and Interactive Technologies and Communications ($0.8 million or 29.6%).

•	Operating income decreased in Broadcasting (by $1.5 million or -3.1%) and in Leisure and Entertainment ($1.2 million or -6.9%).

➢

The change in the fair value of Quebecor Media and in Quebecor’s stock price resulted in a total $16.4 million ($0.13 per basic share) unfavourable variance in the stock-based compensation charge in the first nine months of 2010 compared with the same period of 2009.

➢	Net income: $186.6 million ($2.90 per basic share), compared with $203.9 million ($3.17 per basic share) in the first nine months of 2009, a variance of $17.3 million ($0.27 per basic share) or -8.5%.

•	The decrease was mainly due to:

•	$46.8 million increase in income tax expense;

•	$22.8 million increase in amortization charge;

•	$20.6 million increase in financial expenses;

•	$17.9 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	recognition in the first nine months of 2010 of losses on debt refinancing totalling $12.3 million.

Partially offset by:

•	$83.5 million increase in operating income;

•	favourable variance related to the recognition in the first nine months of 2009 of a $13.6 million non-cash charge for impairment of goodwill and intangible assets;

•	$12.4 million favourable variance in gains on valuation and translation of financial instruments.

➢

Adjusted income from continuing operations: $175.0 million in the first nine months of 2010 ($2.72 per basic share), compared with $152.3 million ($2.37 per basic share) in the same period of 2009, an increase of $22.7 million ($0.35 per basic share) or 14.9%.

Dividends

On November 9, 2010, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 21, 2010 to shareholders of record at the close of business on November 26, 2010. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2010 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at: <www.quebecor.com/InvestorCenter/ QIQuarterlyReports.aspx> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss the third quarter 2010 results of Quebecor and Quebecor Media on November 9, 2010, at 4:30 p.m. ET. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 58309#. A tape recording of the call will be available from November 9 to December 9, 2010 by dialling 1 877 293-8133, access code 389395#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/InvestorCenter/QIConferenceCall.aspx>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2009.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 9, 2010, and are subject to change after this date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups. Quebecor Media Inc. owns operating companies in numerous media-related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone service and mobile telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPagesTM, a publisher of print and online directories.

Information:

Jean-François Pruneau	J. Serge Sasseville
Vice President, Finance	Vice President, Corporate and Institutional Affairs
514 380-4144	Quebecor Media Inc.
serge.sasseville@quebecor.com
514 380-1864

DEFINITIONS

Operating income

In its analysis of operating results, the Company defines operating income, as reconciled to net income under Canadian generally accepted accounting principles (“GAAP”), as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income tax, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results, as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Table 2

Reconciliation of the operating income measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Operating income (loss):
Telecommunications	$260.6	$235.7	$776.3	$692.0
News Media	40.6	44.9	140.2	130.2
Broadcasting	13.3	10.3	46.3	47.8
Leisure and Entertainment	12.2	11.9	16.3	17.5
Interactive Technologies and Communications	1.2	1.0	3.5	2.7
Head Office	2.0	(2.8)	(10.0)	(1.1)

	329.9	301.0	972.6	889.1
Amortization	(98.5)	(86.8)	(280.0)	(257.2)
Financial expenses	(67.6)	(65.9)	(209.4)	(188.8)
Gain on valuation and translation of financial instruments	79.0	31.1	69.7	57.3
Restructuring of operations, impairment of assets and other special items	(22.6)	(3.9)	(26.0)	(8.1)
Loss on debt refinancing	—	—	(12.3)	—
Impairment of goodwill and intangible assets	—	—	—	(13.6)
Income tax	(62.5)	(41.8)	(140.9)	(94.1)
Non-controlling interest	(74.9)	(65.9)	(187.1)	(182.3)
Income from discontinued operations	—	1.6	—	1.6

Net income	$82.8	$69.4	$186.6	$203.9

Adjusted income from continuing operations

The Company defines adjusted income from continuing operations, as reconciled to net income under Canadian GAAP, as net income before gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and of intangible assets, and results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operations as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operations is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income measure used in Quebecor’s consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Adjusted income from continuing operations	$59.7	$52.9	$175.0	$152.3
Gain on valuation and translation of financial instruments	79.0	31.1	69.7	57.3
Restructuring of operations, impairment of assets and other special items	(22.6)	(3.9)	(26.0)	(8.1)
Loss on debt refinancing	—	—	(12.3)	—
Impairment of goodwill and intangible assets	—	—	—	(13.6)
Income tax related to adjustments[1]	(14.5)	(0.1)	(7.9)	35.2
Non-controlling interest related to adjustments	(18.8)	(12.2)	(11.9)	(20.8)
Income from discontinued operations	—	1.6	—	1.6

Net income	$82.8	$69.4	$186.6	$203.9

[1]	Includes impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Company uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Revenues
Telecommunications	$551.7	$503.4	$1,623.1	$1,468.3
News Media	243.1	247.6	762.5	775.9
Broadcasting	94.3	89.2	314.8	310.5
Leisure and Entertainment	77.6	80.0	204.9	212.3
Interactive Technologies and Communications	22.4	21.2	70.1	67.5
Inter-segment	(19.2)	(16.9)	(63.4)	(60.3)

	969.9	924.5	2,912.0	2,774.2

Operating expenses	640.0	623.5	1,939.4	1,885.1
Amortization	98.5	86.8	280.0	257.2
Financial expenses	67.6	65.9	209.4	188.8
Gain on valuation and translation of financial instruments	(79.0)	(31.1)	(69.7)	(57.3)
Restructuring of operations, impairment of assets and other special items	22.6	3.9	26.0	8.1
Loss on debt refinancing	—	—	12.3	—
Impairment of goodwill and intangible assets	—	—	—	13.6

Income before income taxes and non-controlling interest	220.2	175.5	514.6	478.7
Income taxes:
Current	5.1	7.6	65.9	14.2
Future	57.4	34.2	75.0	79.9

	62.5	41.8	140.9	94.1

	157.7	133.7	373.7	384.6
Non-controlling interest	(74.9)	(65.9)	(187.1)	(182.3)

Income from continuing operations	82.8	67.8	186.6	202.3
Income from discontinued operations	—	1.6	—	1.6

Net income	$82.8	$69.4	$186.6	$203.9

Earnings per share
Basic
From continuing operations	$1.28	$1.06	$2.90	$3.15
From discontinued operations	—	0.02	—	0.02
Net income	1.28	1.08	2.90	3.17
Diluted
From continuing operations	$1.27	$1.05	$2.86	$3.14
From discontinued operations	—	0.02	—	0.02
Net income	1.27	1.07	2.86	3.16

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3
Weighted average number of diluted shares (in millions)	65.0	64.6	65.0	64.6

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

	Three months ended September 30		Nine months ended September 30
(in millions of Canadian dollars) (unaudited)	2010	2009	2010	2009

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial
instruments, restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$260.6	$235.7	$776.3	$692.0
News Media	40.6	44.9	140.2	130.2
Broadcasting	13.3	10.3	46.3	47.8
Leisure and Entertainment	12.2	11.9	16.3	17.5
Interactive Technologies and Communications	1.2	1.0	3.5	2.7
Head Office	2.0	(2.8)	(10.0)	(1.1)

	$329.9	$301.0	$972.6	$889.1

Amortization
Telecommunications	$73.7	$63.1	$209.9	$187.2
News Media	16.3	15.8	45.8	45.7
Broadcasting	3.9	3.6	11.3	10.7
Leisure and Entertainment	2.5	2.2	7.3	7.0
Interactive Technologies and Communications	1.1	0.9	3.0	3.1
Head Office	1.0	1.2	2.7	3.5

	$98.5	$86.8	$280.0	$257.2

Additions to property, plant and equipment
Telecommunications	$186.2	$114.1	$469.7	$318.0
News Media	3.7	3.4	7.0	20.2
Broadcasting	3.3	4.3	11.8	12.8
Leisure and Entertainment	0.8	0.4	3.4	1.5
Interactive Technologies and Communications	0.4	0.4	2.0	2.6
Head Office	0.6	0.6	1.8	2.6

	$195.0	$123.2	$495.7	$357.7

Additions to intangible assets
Telecommunications	$23.5	$23.8	$72.4	$68.8
News Media	1.8	6.7	7.5	9.5
Broadcasting	1.3	1.2	4.1	4.1
Leisure and Entertainment	1.7	1.0	5.8	3.4
Interactive Technologies and Communications	—	0.2	—	0.2

	$28.3	$32.9	$89.8	$86.0

Externally acquired intangible assets	$13.8	$22.2	$44.6	$52.2
Internally generated intangible assets	14.5	10.7	45.2	33.8

	$28.3	$32.9	$89.8	$86.0

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended September 30		Nine months ended September 30
(in millions of Canadian dollars) (unaudited)	2010	2009	2010	2009
Net income	$82.8	$69.4	$186.6	$203.9
Other comprehensive (loss) income:
Unrealized gain (loss) on translation of net investments in foreign operations	1.1	(0.7)	(1.8)	(2.0)
(Loss) gain on valuation of derivative financial instruments	(7.7)	12.4	95.4	16.2
Income taxes related to derivative financial instruments	3.7	17.4	(13.8)	33.9
Non-controlling interest	1.3	(13.1)	(36.1)	(21.8)
Reclassification to income of other comprehensive loss related to derivative financial instruments, net of income taxes of $2.5 million and of non-controlling interest of $2.7 million, in the nine-month period ended September 30, 2010	—	—	3.2	—

	(1.6)	16.0	46.9	26.3

Comprehensive income	$81.2	$85.4	$233.5	$230.2

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
Balance as of December 31, 2008	$346.6	$—	$565.3	$(27.5)	$884.4
Net income	—	—	203.9	—	203.9
Dividends	—	—	(9.6)	—	(9.6)
Related party transactions	—	4.8	—	—	4.8
Other comprehensive income	—	—	—	26.3	26.3

Balance as of September 30, 2009	346.6	4.8	759.6	(1.2)	1,109.8
Net income	—	—	73.8	—	73.8
Dividends	—	—	(3.3)	—	(3.3)
Related party transactions	—	(0.1)	—	—	(0.1)
Other comprehensive loss	—	—	—	(9.8)	(9.8)

Balance as of December 31, 2009	346.6	4.7	830.1	(11.0)	1,170.4
Net income	—	—	186.6	—	186.6
Dividends	—	—	(9.6)	—	(9.6)
Other comprehensive income	—	—	—	46.9	46.9

Balance as of September 30, 2010	$346.6	$4.7	$1,007.1	$35.9	$1,394.3

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
	September 30		September 30
(in millions of Canadian dollars) (unaudited)	2010	2009	2 010	2009
Cash flows related to operating activities
Income from continuing operations	$82.8	$67.8	$186.6	$202.3
Adjustments for:
Amortization of property, plant and equipment	78.3	73.8	233.9	220.3
Amortization of intangible and other assets	20.2	13.0	46.1	36.9
Gain on valuation and translation of financial instruments	(79.0)	(31.1)	(69.7)	(57.3)
Amortization of financing costs and long-term debt discount	3.1	2.7	9.3	7.5
Loss on debt refinancing	—	—	12.3	—
Impairment of property, plant and equipment and other assets	5.4	0.4	11.1	0.4
Impairment of goodwill and intangible assets	—	—	—	13.6
Future income taxes	57.4	34.2	75.0	79.9
Non-controlling interest	74.9	65.9	187.1	182.3
Other	(0.5)	2.5	(4.5)	0.4

	242.6	229.2	687.2	686.3
Net change in non-cash balances related to operating activities	61.8	50.7	2.1	(74.1)

Cash flows provided by operating activities	304.4	279.9	689.3	612.2

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(2.0)	(2.1)	(3.1)	(4.6)
Business disposals, net of cash and cash equivalents	0.3	1.3	2.1	12.7
Additions to property, plant and equipment	(195.0)	(123.2)	(495.7)	(357.7)
Additions to intangible assets	(28.3)	(32.9)	(89.8)	(86.0)
Proceeds from disposals of assets	2.3	0.5	49.6	1.5
Net change in temporary investments	—	—	30.0	—
Other	0.3	0.4	0.3	0.4

Cash flows used in investing activities	(222.4)	(156.0)	(506.6)	(433.7)

Cash flows related to financing activities
Net change in bank indebtedness	(1.0)	2.9	2.0	14.6
Issuance of long-term debt, net of financing fees	—	—	292.7	325.5
Net change under revolving bank facilities	(0.1)	7.9	2.5	(214.0)
Repayments of long-term debt	(22.3)	(13.0)	(342.5)	(36.9)
Settlement of hedging contracts	—	—	(32.4)	—
Dividends	(3.2)	(3.2)	(9.6)	(9.6)
Dividends paid to non-controlling shareholders	(11.9)	(9.1)	(30.1)	(27.4)
Other	—	0.1	—	0.1

Cash flows (used in) provided by financing activities	(38.5)	(14.4)	(117.4)	52.3

Net change in cash and cash equivalents	43.5	109.5	65.3	230.8
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.2	(0.2)	(0.8)	(0.6)

Cash and cash equivalents at beginning of period	320.8	130.9	300.0	10.0

Cash and cash equivalents at end of period	$364.5	$240.2	$364.5	$240.2

Cash and cash equivalents consist of
Cash	$92.5	$63.1	$92.5	$63.1
Cash equivalents	272.0	177.1	272.0	177.1

	$364.5	$240.2	$364.5	$240.2

Non-cash investing activities
Additions to property, plant and equipment and intangible assets
financed with accounts payable	$17.6	$(2.8)	$132.9	$50.5

Cash interest payments	$33.8	$38.7	$188.7	$189.9
Cash income tax payments (net of refunds)	6.9	4.3	34.1	13.1

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2010	December 31, 2009
Assets

Current assets
Cash and cash equivalents	$364.5	$300.0
Cash and cash equivalents in trust	5.3	5.3
Temporary investments	—	30.0
Accounts receivable	488.7	519.8
Income taxes	9.8	1.3
Inventories	202.6	176.1
Prepaid expenses	43.1	29.1
Future income taxes	48.7	49.8

	1,162.7	1,111.4

Property, plant and equipment	2,745.5	2,498.6
Intangible assets	1,087.6	1,052.7
Derivative financial instruments	72.1	49.0
Other assets	140.1	122.5
Future income taxes	8.8	12.5
Goodwill	3,507.5	3,506.1

	$8,724.3	$8,352.8

Liabilities and shareholders' equity

Current liabilities
Bank indebtedness	$3.8	$1.8
Accounts payable and accrued charges	790.9	792.2
Deferred revenues	244.3	234.7
Income taxes	49.1	16.3
Current portion of long-term debt	46.5	68.6

	1,134.6	1,113.6

Long-term debt	3,671.4	3,811.9
Derivative financial instruments	375.3	422.4
Other liabilities	162.4	131.8
Future income taxes	573.7	485.9
Non-controlling interest	1,412.6	1,216.8

Shareholders' equity
Capital stock	346.6	346.6
Contributed surplus	4.7	4.7
Retained earnings	1,007.1	830.1
Accumulated other comprehensive income (loss)	35.9	(11.0)

	1,394.3	1,170.4

	$8,724.3	$8,352.8

6

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2010

For additional information, please contact

Jean-François Pruneau, Vice-president, Finance, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2010

Earnings per Share

	3rd Quarter		YTD
	2010	2009	2010	2009
Earnings per share (basic)	$1.28	$1.08	$2.90	$3.17

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$0.93	$0.82	$2.72	$2.37

Reconciliation of earnings per share

	3rd Quarter		YTD
	2010	2009	2010	2009
Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$0.93	$0.82	$2.72	$2.37

Discontinued operations	—	0.02	—	0.02
Other adjusments[1]:
Unusual items and impairment of goodwill and intangible assets	(0.15)	(0.02)	(0.30)	0.09
Gain on valuation and translation of financial instruments	0.50	0.26	0.48	0.69

Total	0.35	0.26	0.18	0.80

Reported earnings per share (basic)	$1.28	$1.08	$2.90	$3.17

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2010

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2011 (availability: $150)		$79.6
Mortgage loan due in 2012		35.2

		$114.8

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$53.1
Term loan “A” due in 2011		31.1
Term loan “B” due in 2013		168.4
7 3/4% Senior Notes due in 2016		1,223.8

		1,476.4

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
Export Financing "A" due in 2018		—
Export Financing "B" due in 2016		—
6 7/8% Senior Notes due in 2014		673.7
6 3/8% Senior Notes due in 2015		179.6
9 1/8% Senior Notes due in 2018		726.4
7 1/8% Senior Notes due in 2020		300.0

		1,879.7

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		38.0
7 5/8% Senior Notes due in 2013		209.1

		247.1

TVA Group Inc. and its subsidiaries
Revolving credit facility due in 2012 (availability: $100)		20.9
Term Loan due in 2014		75.0

		95.9

Total Quebecor Media Inc.		$3,699.1

TOTAL LONG TERM DEBT		$3,813.9

Bank indebtedness		3.8
Exchangeable debentures—QI		2.1
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QI1		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QMI[1]		426.6

Cash and cash equivalents[2]:
Quebecor Inc.		5.3
Quebecor Media Inc.		364.5
Videotron Ltd.	$268.0
Sun Media Corporation	70.3
Osprey Media Publishing Inc.	4.9
Quebecor Media Parent	18.7
Other (subsidiaries not 100% owned)	2.6

		$369.8

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2010

Operating Results

	2010			2009
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed (‘000)	2,603.7	2,594.5	2,582.8	2,575.3	2,573.6
Basic Subscribers (‘000)	1,802.0	1,781.5	1,785.5	1,777.0	1,759.7
Basic Penetration	69.2%	68.7%	69.1%	69.0%	68.4%
Extended Tier Subscribers (‘000)	1,605.7	1,581.4	1,578.6	1,565.3	1,541.6
Extended Tier Penetration	89.1%	88.8%	88.4%	88.1%	87.6%
Digital Set-Top Boxes (‘000)	1,639.8	1,575.0	1,535.3	1,484.1	1,400.0
Digital Subscribers (‘000)	1,182.3	1,142.0	1,119.9	1,084.1	1,042.4
Digital Penetration	65.6%	64.1%	62.7%	61.0%	59.2%
Cable Internet Subscribers (‘000)	1,233.8	1,201.7	1,191.6	1,170.6	1,145.4
Cable Internet Penetration	68.5%	67.5%	66.7%	65.9%	65.1%
Cable Telephony Subscribers (‘000)	1,098.1	1,065.3	1,043.0	1,014.0	979.1
Cable Telephony Penetration	60.9%	59.8%	58.4%	57.1%	55.6%
Mobile Telephony Subscribers (‘000)	95.4	87.0	85.3	82.8	79.8

	3rd Quarter			YTD
	2010	2009	VAR	2010	2009	VAR
(in millions)
Revenues	$551.7	$503.4	9.6%	$1,623.1	$1,468.3	10.5%
Cable Television	239.3	218.7	9.4%	704.7	646.8	9.0%
Internet	160.9	144.7	11.2%	478.0	421.9	13.3%
Cable Telephony	103.3	90.9	13.6%	303.0	259.5	16.8%
Mobile Telephony	12.5	11.0	13.6%	36.3	30.1	20.6%
Business Solution	15.1	14.6	3.4%	43.7	43.7	0.0%
Other	20.6	23.5	-12.3%	57.4	66.3	-13.4%
EBITDA	$260.6	$235.7	10.6%	$776.3	$692.0	12.2%
EBITDA Margin (%)	47.2%	46.8%		47.8%	47.1%
Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$40.2	$35.9		$89.3	$90.0
Scalable Infrastructure	98.9	37.1		231.2	100.7
Line Extensions	12.6	18.1		44.3	40.1
Upgrade / Rebuild	20.9	16.4		81.1	60.8
Support Capital	25.6	20.5		62.1	66.8

Total - NCTA Classification	$198.2	$128.0	54.8%	$508.0	$358.4	41.7%
Other	11.5	9.9		34.1	28.4

Total	$209.7	$137.9	52.1%	$542.1	$386.8	40.1%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$44.53	$41.76		$43.84	$41.45
Total ARPU	$96.04	$88.85		$94.68	$87.04
Mobile Telephony Acquisition Costs[1]	$505	n.a.		$505	n.a.

[1]	Acquisition costs per subscriber addition since the launch of the 3G+ network on September 9, 2010.

NEWS MEDIA

Supplementary Disclosure

September 30, 2010

Operating Results

	3rd Quarter			YTD
	2010	2009	VAR	2010	2009	VAR
Linage (‘000)
Urban Dailies	38,283	37,079	3.2%	118,814	114,474	3.8%
(in millions)
Revenues	$243.1	$247.6	-1.8%	$762.5	$775.9	-1.7%
Advertising	178.6	178.8	-0.1%	555.6	566.1	-1.9%
Circulation	48.0	51.3	-6.4%	148.4	157.4	-5.7%
Other	16.5	17.5	-5.7%	58.5	52.4	11.6%

Urban Dailies	$142.7	$141.7	0.7%	$441.9	$437.0	1.1%
Community Newspapers	95.5	99.3	-3.8%	299.4	314.5	-4.8%
Other	45.7	43.2	5.8%	141.7	138.3	2.5%
Eliminations	(40.8)	(36.6)	n.m.	(120.5)	(113.9)	n.m.
EBITDA	$40.6	$44.9	-9.6%	$140.2	$130.2	7.7%
EBITDA Margin (%)	16.7%	18.1%		18.4%	16.8%
Change in Newsprint Expense			21.9%			-9.5%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2010

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2010

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2010, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.

Non-GAAP Financial Measures

The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our third quarter of 2010 Management Discussion and Analysis under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay Vice-President and Secretary

Date: November 12, 2010